Exhibit 12.4

Ameren Energy Generating Company Computation of Ratio of Earnings to Fixed Charges (Thousands of Dollars, Except Ratios)

	Six Months	Year
	Ended	Ended
	June 30,	December 31,
	2006	2005
Net income from continuing operations	$7,800	$96,732
Less- Change in accounting principle	-	(15,600)
Add- Taxes based on income	7,307	72,433
Net income before income taxes and change in accounting principle	15,107	184,765

Add- fixed charges:
Interest on long term debt	29,734	71,720
Estimated interest cost within rental expense	51	-
Amortization of net debt premium, discount, and expenses	293	1,345

Total fixed charges	30,078	73,065

Earnings available for fixed charges	45,185	257,830

Ratio of earnings to fixed charges	1.50	3.52